OPTICAL COATING LABORATORY, INC. AND SUBSIDIARIES
                  EXHIBIT 11.    COMPUTATION OF EARNINGS PER SHARE

For the three and nine months
ended July 31, 1998 and 1997                 Three Months       Nine Months
(Amounts in thousands,                     ---------------    ---------------
except per share amounts)                  1998       1997    1998       1997

Basic Shares:
Average common shares outstanding         12,009     10,372   11,169   10,076

Net Income                                $3,421     $1,994   $7,816   $4,414

Less dividend on preferred stock                       (141)             (568)

Net income applicable to common stock     $3,421     $1,853   $7,816   $3,846

Net income per common share, basic         $0.28      $0.18    $0.70    $0.38

Diluted Shares:

Average common shares outstanding         12,009     10,372   11,169   10,076
Dilutive effect of employee stock options    537        763      653      498
Potential dilution of preferred stock         *         *        *         *
                                          ------     ------   ------   ------
                                          12,546     11,135   11,822   10,574

Net income applicable to common stock     $3,421     $1,853   $7,816   $3,846
Add back dividend on preferred stock          *         *        *         *

Net income for calculating
  diluted earnings per share              $3,421     $1,853   $7,816   $3,846


Net income per share, diluted              $0.27      $0.17    $0.66    $0.36

*Anti-dilutive